UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Co., Ltd.

Regarding the establishment of a Group CCO (Chief Compliance Officer) Committee

Tokyo March 29, 2007—Today, Mitsubishi UFJ Financial Group, Inc. (MUFG) announced that it will establish on April 1, 2007 a Group CCO (Chief Compliance Officer) Committee. The committee will be chaired by MUFG’s CCO (Chief Compliance Officer) and will include the CCOs of MUFG subsidiaries The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd. The new committee and the measures announced in the March 16, 2007 release, “Presentation of Business Improvement Plan by The Bank of Tokyo-Mitsubishi UFJ, Ltd.”, are aimed at strengthening the overall compliance framework of the Group.

The objectives of the Group CCO Committee are to reinforce the sharing of compliance related information among Group companies and strengthen preventive controls, to spearhead a proactive response to compliance issues, and seek constant improvement in the Group’s overall compliance framework.

Furthermore, it is planned that each subsidiary’s CCO will be appointed as Deputy CCO of MUFG, in order to promote coordination with MUFG’s CCO and Group supervision, strengthen and improve the effectiveness of legal and other compliance and rapidly restore trust in the Group.

CCO (Chief Compliance Officer) of each company

CCO
Mitsubishi UFJ Financial Group	Katsunori Nagayasu, Deputy President
Bank of Tokyo-Mitsubishi UFJ	Junichi Itoh, Managing Director
Mitsubishi UFJ Trust and Banking	Hiroshi Saito, Managing Director
Mitsubishi UFJ Securities	Shigeyasu Kasamatsu, Director & Senior Executive Officer

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Contacts:
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950
Mitsubishi UFJ Trust and Banking Corporation	Public Relations Section	81-3-6214-6044
Mitsubishi UFJ Securities Co., Ltd.	Public and Investor Relations Office	81-3-6213-6584